Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

May 9, 2016

VIA EDGAR

Ms. Jennifer Gowetski

United States Securities and Exchange

Commission

Special Counsel, Office of Real Estate and

Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ashford Hospitality Prime, Inc.
Registration Statement on Form S-3
Filed February 4, 2016
File No. 333-209389

Dear Ms. Gowetski:

Set forth below are the responses of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Company,” “Ashford,” “we,” “us” or “our”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2016, with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on February 4, 2016 the (“Registration Statement”).  Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless indicated otherwise.

Information Incorporated by Reference, page 5

1.              We note that, on page 5 of your registration statement on Form S-3, you do not appear to properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Please amend your registration statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Austin     Beijing     Dallas     Dubai     Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

Ms. Jennifer Gowetski

May 9, 2016

Response:

We acknowledge the Staff’s comment and have updated the Registration Statement on page 5 to address the incorporation by reference of any documents filed after the initial filing of the Registration Statement and prior to effectiveness.

2.              We note that you incorporate by reference certain Exchange Act filings. To the extent that there are any outstanding comments relating to any filing incorporated by reference, please note that we will not be able to accelerate the effectiveness of this registration statement until all outstanding comments are resolved.

Response:

We acknowledge the Staff’s comment and understand that the Staff will not be able to accelerate the effectiveness of this registration statement until all outstanding comments relating to any filing incorporated by reference are resolved.

Company Overview, page 6

3.              You state on page 8 that the amended partnership agreement broadens your rights in Ashford Prime OP in several ways and the amendments will implement a process that will provide holders of Partnership Units the opportunity to vote together with holders of your common stock, thereby aligning their economic and voting interests. Please revise your disclosure to more specifically describe what you mean by “implement a process” that will provide holders of Partnership Units “the opportunity to vote together with holders of company’s stock.” In your description, please (i) explain how an investor’s rights in Ashford Prime OP are broadened, (ii) define “Partnership Units,” (iii) identify those who hold Partnership Units, (iv) explain the role of the Series C Preferred Stock in this process, and (v) explain how the economic and voting interests of your holders and holders of the Partnership Units will align.

Response:

The Registration Statement has been revised to remove the specific reference to the amended partnership agreement, but the description of the amended partnership agreement is incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”).  The Form 10-K at pages 79-80 contains the following disclosures that are responsive to the Staff’s comment, including:

•                  a description of the broadened rights of investors in Ashford Prime OP on page 79 of the Form 10-K;

Ms. Jennifer Gowetski

May 9, 2016

•                  the definition of “Partnership Units” on page 80 of the Form 10-K;

•                  a description of the holders of Partnership Units on page 80 of the Form 10-K; and

•                  a description of the role of the Series C Preferred Stock on page 80 of the Form 10-K.

We respectfully note that the Form 10-K does not contain a reference to the alignment of economic and voting interests of the holders of the Company’s common stock and the Partnership Units.

Risk Factors, page 9

Future issuances of securities, including our common stock and Series C Preferred Stock, could reduce existing…, page 13

4.              We note the Form 8-K filed February 2, 2016. We further note your statement on page 14 that the future issuance of preferred stock, including your Series C Preferred Stock, could decrease the relative voting power of your common stock or preferred stock and may cause substantial dilution in the ownership percentage of your then existing holders of common or preferred stock. Please revise to clarify when the Series C Preferred Stock will be issued, including any circumstances that trigger such issuance, and quantify the substantial dilution to existing holders of common and preferred stock or advise.

Response:

We acknowledge the Staff’s comment and note that we have removed many of the risk factors from the Amendment and are relying on the incorporation by reference of these risk factors from the Form 10-K.  The Company has included a statement on page 14 that it has no current plans to issue any Series C Preferred Stock and that it intends to obtain stockholder approval before issuing shares of Series C Preferred Stock.

Termination by us of our advisory agreement with Ashford LLC…, page 28

5.              We note the Form 8-K filed June 12, 2015. Please revise this risk factor, or another risk factor as appropriate, to specifically describe the risks associated with amendments to your advisory agreement, which allow Ashford LLC to terminate the advisory agreement upon a change of control and require you to pay a termination fee to Ashford LLC upon termination by either party following a change of control. In addition, please quantify such termination fee.

Ms. Jennifer Gowetski

May 9, 2016

Response:

We acknowledge the Staff’s comment and note that we have removed many of the risk factors from the Amendment and are relying on the incorporation by reference of these risk factors from the Form 10-K.  We respectfully note that the requested disclosure was included in on page 52 of the Form 10-K.

The potential for conflicts of interest as a result of our management structure…, page 32

6.              We note your disclosure on page 32 that certain activities, if instituted against you, could result in substantial costs and a division of management’s attention even if the action is unfounded. Please revise to update this risk factor to specifically describe how such activities impact you, including any recent stockholder litigation, stockholder director nominations and stockholder proposals. In addition, please quantify any costs, as applicable.

Response:

We acknowledge the Staff’s comment and have included additional disclosure relating to the requested matters on pages 7-8 of the Amendment and page 55 of the Form 10-K.

In connection with this response to the Staff’s comments, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:        David A. Brooks, Ashford Hospitality Prime, Inc.